UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 10 November 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

10 November 2014

AIB -- INTERIM MANAGEMENT STATEMENT

ALLIED IRISH BANKS, P.L.C. ("AIB") HIGHLIGHTS CONTINUED PROFITABILITY WITH CAPITAL RATIOS INCREASING IN ITS Q3 MANAGEMENT UPDATE

Key Points - Quarter to 30 September 2014
• Profitable and capital generative in the period
• Transitional Common Equity Tier 1 (CET1) ratio increased to c.16.5% (1)
• Net Interest Margin (NIM), excluding ELG, expanded to c.1.64% year to date (YTD) September 2014
• Lending drawdowns YTD increased by c. 40% year on year with the bank positioned for sustainable growth
• Impaired loan volumes reduced by c. €4.6bn (c.16%) YTD to c.€24.3bn
• Number of accounts in arrears in the Irish residential mortgage portfolio down c.11% YTD
(1) Including unaudited profits generated September YTD 2014

Economic Environment
The economic environment in AIB's main operating markets continued to improve with the Irish domestic economy recording broad-based growth in 2014 and economic recovery in the UK being maintained. Notwithstanding the improving operating environment, challenges remain including economic weakness in the Eurozone, high levels of leverage and impaired loans in the Irish economy and while levels of lending demand are improving, they are from low levels.
Operating Performance
Economic recovery is positively impacting asset quality and lending demand levels and the overall operating performance of the bank is ahead of expectations year to date. The bank continues to make tangible progress towards meeting its strategic goals and medium term targets.

The bank was profitable and capital generative in the third quarter of the year. NIM expansion was as a result of lower funding costs, sustainable asset pricing and ongoing reductions in liabilities covered by the Eligible Liabilities Guarantee Scheme (ELG). Excluding the impact of the ELG, NIM was c.1.64% YTD September 2014 up from 1.60% in H1 2014.

Other income year to date has been positively impacted by asset disposals, including disposals in the Available for Sale portfolio and this trend continued in Q3 2014. Underlying banking fees and commission income was in line with management expectations.

Operating costs, a key focus area, reduced year on year and AIB expects to meet its €350m operating cost reduction target for 2014 relative to 2012 levels, excluding the impact of the c. €60.5m bank levy paid to the Irish State in October 2014. Notwithstanding the ongoing cost reductions, employee engagement levels have significantly increased in the bank which is supportive of improving customer service levels.

Lending
Overall lending approvals of c. €9bn year to date across the bank's loan portfolios are c.39% higher than the same period in 2013. For 2014, the bank is on track to exceed its approvals lending target of €7-10bn at appropriate credit quality and yields. AIB continues to actively seek lending opportunities and has the capital and funding profile to prudently grow our loan book.

Excluding the UK, business and corporate drawdowns increased by 41% to c.€1.8bn year to date September 2014 in comparison to the same period in 2013 with higher levels of activity across all sectors and in particular, the agriculture, wholesale/retail trade, manufacturing and tourism sectors. Mortgage drawdowns in RoI were c. 29% higher year to date September 2014 at c. €0.8bn. UK drawdown levels of c. €1.1bn were c. 54% higher with increased drawdown activity in the SME and mid-corporate sectors in Great Britain.

Overall drawdowns year to date September 2014 were c. €4.0bn, a c. 40% increase on the corresponding period in 2013.
Notwithstanding the increase in approvals and drawdowns, the pace of loan redemptions continued to exceed new lending demand although the pace of decline in net loans reduced. The bank has maintained its investment in the customer franchise to improve service levels and the overall customer proposition.
Asset Quality
Total impaired loans reduced from c. €26.0bn at 30 June 2014 to c. €24.3bn at end of September 2014 with impaired loan balances stable or lower in all loan sectors relative to June 2014 levels. Impaired loans have now reduced by c. 16% since December 2013. The reduction in impaired loans is predominantly driven by increased restructuring activity and the pace of migration to newly impaired loans declined as economic conditions improved. Specific provision to impaired loans coverage reduced marginally to c. 53% at the end of September 2014 reflecting the improving economic environment and write offs on restructured loans.

The total number of accounts in arrears in the Irish residential mortgage portfolio has declined by c. 11% YTD September 2014. Total accounts in arrears for owner occupier mortgages were down c. 15% YTD and arrears levels in the Buy to Let portfolio also declined in the quarter.

AIB continues to meet targets in relation to the resolution of SME and mortgage customers in arrears with accelerated progress made in relation to concluding solutions. In aggregate, restructuring activity to date with customers has been concluded at a positive variance to the bank's loan loss provisions.

Given the stabilisation in the bank's asset quality, the credit impairment charge is continuing to trend towards more normalised levels. However, given the aggregate outcome to date of loan restructuring activity, AIB had an overall net writeback of provisions in the first 9 months of 2014.
Balance Sheet and Funding
Total assets were stable in Q3 2014. Net loans of €64.7bn at September 2014 were broadly unchanged from June 2014 levels reflecting improved new lending drawdowns and positive foreign exchange impacts offset by ongoing redemptions. Customer accounts at the end of September 2014 were c. €66bn with the bank continuing to focus on reducing its overall funding costs. As a result, the bank's loan to deposit ratio at the end of September 2014 was c. 98%, up from c. 96% at end June 2014.

Funding from Monetary Authorities decreased to c. €2.4bn at end Q3 2014 (€3.7bn at 30 June 2014) including €1.9bn of Targeted Longer Term Refinancing Operations. The bank's Liquidity Coverage Ratio was c. 115% and the Net Stable Funding Ratio was c. 114% at end of September 2014.

NAMA Senior Bonds reduced to c. €10.8bn at 30 September 2014 following a repayment of c. €1.0bn in the quarter. The bank will continue to monitor announcements by NAMA and its repayment pattern in relation to Senior Bonds in considering if positive timing adjustments are required to future NAMA Senior Bond income assumptions in Quarter 4 2014.

Capital
As highlighted on 26 October 2014, the European Central Bank published the results of the Comprehensive Assessment. On both a static and dynamic balance sheet basis, AIB had comfortable capital buffers to minimum requirements and no additional capital was required as a result of the assessment.

AIB's transitional CET1 ratio, including the benefit of unaudited profits generated in H1 2014 was 16.1% as of 30 June 2014 and the CET1 ratio increased to c.16.5% as of 30 September 2014 as a result of unaudited profits generated in the period partly offset by a marginal increase in risk weighted assets.
Capital Structure
Considerations in relation to the 2009 Preference Shares and the 2016 Contingent Capital Notes are expected to continue with the Department of Finance. These considerations will reflect evolving regulatory requirements and the improving operating performance of the bank in a strengthening macroeconomic environment.
Valuation
AIB currently has 523,438,445,437 ordinary shares in issue, of which 99.8% are held by the National Pensions Reserve Fund Commission ("NPRFC"), with 500 billion of the ordinary shares issued to the NPRFC in July 2011 at a price of €0.01 per share. Based on the number of shares currently in issue and the closing share price of 7 November 2014, AIB trades on a valuation multiple of c. 7x (excluding 2009 Preference Shares) 30 June 2014 Net Asset Value (NAV). The Group continues to note that the median for comparable European banks is c.1x NAV.
-ENDS-
For further information, please contact:

Mark Bourke	Enda Johnson	Kathleen Barrington
Chief Financial Officer	Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Bankcentre	AIB Bankcentre	AIB Bankcentre
Dublin	Dublin	Dublin
Tel: +353-1-6412195	Tel: +353-1-7726010	Tel: +353-1-7721382
email: mark.g.bourke@aib.ie	email: enda.m.johnson@aib.ie	email: kathleen.m.barrington@aib.ie

Forward-looking Statement
This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of AIB Group and certain of the plans and objectives of the Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These are discussed in more detail in AIB's Annual Financial Report 2013 which has been filed on Form 20-F with the US Securities and Exchange Commission. In addition to matters relating to the Group's business, future performance will be impacted by Irish, UK and wider European and global economic and financial market considerations. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 10 November 2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.